SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2002
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Paris, December 9, 2002

Dear Madam, Dear Sir,

The results of the MATISSE program were announced today at the 44th annual meeting of the American Society of Hematology in Philadelphia by Professor Harry Büller, Chairman of the Department of Vascular Medicine, Academic Medical Centre, Amsterdam, the Netherlands and lead investigator of the trials.

You will find attached a press announcement issued by the Steering Committee of the Matisse PE and Matisse DVT trials, which evaluated Arixtra® (fondaparinux sodium) in the initial treatment of pulmonary embolism (PE) and deep vein thrombosis (DVT).

MATISSE PROGRAM : KEY FINDINGS FOR ARIXTRA® IN VTE TREATMENT

The MATISSE results represent another step forward in the demonstration of the efficacy and safety of Arixtra®. The key findings of the MATISSE trials are that a fixed 7.5 mg once-daily subcutaneous dose of Arixtra is at least as effective and as safe as current therapy. As an added benefit to physicians and patients, Arixtra® is more convenient to use in the initial treatment of DVT and PE.

Regulatory submissions for these new indications and dosage forms will be made based upon these statements.

ARIXTRA® : EXTENSIVE DATA IN VTE PROPHYLAXIS IN MAJOR ORTHOPEDIC SURGERY
Arixtra® 2.5 mg has been extensively investigated in prophylaxis of VTE following major orthopedic surgery. In four phase III trials performed in patients undergoing hip fracture, hip or knee replacement surgery, Arixtra demonstrated a significant overall reduction of more than 55% (p < 0.001) in the rate of VTE events with a similar safety profile compared to enoxaparin across all surgery types. A recent trial in extended prophylaxis in hip fracture patients found that Arixtra® administered for four weeks compared to one week markedly reduces the incidence of further VTE complications by 96% (p < 0.001)*.

ARIXTRA® : A NEW SELECTIVE AND SYNTHETIC ANTITHROMBOTIC
Arixtra® is the first totally synthetic agent to selectively inhibit a specific key enzyme in the coagulation process called Factor Xa («Ten»a). Other therapies (Low Molecular Weight Heparin [LMWH] and Unfractionated Heparin [UFH]) are from animal origin (extracted mainly from porcine mucosa) and have multitargeted activity on the clotting cascade.

ARIXTRA® : MARKETING STATUS
Arixtra® is currently approved and marketed in both the United States and in the European Union for the prophylaxis of deep vein thrombosis which may lead to pulmonary embolism in patients undergoing major orthopedic surgery of the lower limbs, such as hip fracture, major knee or hip replacement surgery.

(US only) Please refer to the approved Summary Product Content and Package Insert for the exact indication and safety profile. Investigations on the prophylaxis of VTE in general surgery & medical patients are ongoing.

ARIXTRA® – FURTHER DEVELOPMENTS
Further investigation of the profile of Arixtra® is on-going in the prophylaxis of VTE in general surgery and medical patients. A major programme in arterial thrombosis is planned.

Arixtra® was discovered and is being co-developed by Sanofi-Synthelabo and Organon in the prophylaxis and treatment of venous and arterial thromboembolic diseases.

* Oral presentation, SICOT - Societe Internationale de Chirurgie Orthopedique et de Traumatologie / The International Society of Orthopaedic Surgery and Traumatology; San Diego, September 2002

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Isabelle Laurent	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe Tel : + 33 1 53 77 45 45 Fax : + 33 1 53 77 42 96	US Tel. : 1 212 551 42 93 Fax : 1 212 551 49 10

ARIXTRA® (FONDAPARINUX SODIUM) ONCE DAILY

DEMONSTRATES BENEFIT IN TREATING LIFE-THREATENING

PULMONARY EMBOLISM AND DEEP-VEIN THROMBOSIS

IN THE MATISSE STUDIES

~ Data presented today during American Society of Hematology (ASH) meeting in Philadelphia ~

Harry Büller, MD, Professor of Vascular Medicine, Academic Medical Centre, University of Amsterdam,
(The Netherlands). Chairman of the Steering Committee of the MATISSE studies.

Philadelphia, PA. December 9th, 2002 — The results of the two MATISSE studies presented today at the 44th Annual Meeting of The American Society of Hematology demonstrate that the novel synthetic antithrombotic agent, fondaparinux (Arixtra®), a selective Factor Xa inhibitor, is at least as effective and as safe and more convenient than both low-molecular-weight heparin (LMWH) and unfractionated heparin (UFH) for the initial treatment of patients with symptomatic venous thromboembolism (VTE). VTE is a common disease comprising life-threatening pulmonary embolism (PE), and its precursor deep-vein thrombosis (DVT). The annual incidence of VTE in Western countries is 2 to 3 per 1,000 inhabitants.1,2 It is therefore a major health concern for the community.

In the largest clinical investigation program ever undertaken in this therapeutic area, two pivotal multicenter studies involving nearly 4,500 patients, demonstrated, for the first time, that fondaparinux administered in a fixed dose regimen (7.5 mg once daily subcutaneous (s.c.) injection*) can be effectively used for the initial treatment of both DVT and PE. The MATISSE trials provide the broadest evaluation of VTE treatment ever conducted with therapy administered either in-hospital or at home.

Two MATISSE trials were conducted, MATISSE PE and MATISSE DVT. The randomised MATISSE trials were similarly designed to demonstrate that fondaparinux was at least as effective as the current initial standard treatments of PE and DVT. Patients received study drug for at least 5 days until long term anticoagulation with a vitamin-K antagonist was established. The primary efficacy outcome in both studies was recurrent symptomatic and objectively confirmed VTE episodes up to 3 months. The primary safety outcomes were major bleeding and death. All outcomes were adjudicated by a blind, independent adjudication committee.

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* Patients less than 50 kg received 5mg once daily, patients greater than 100 kg received 10mg once daily.

In the MATISSE PE study, 2,213 patients presenting with symptomatic PE were included in 214 centres in 20 countries world-wide. In this open label trial, patients were randomly assigned to receive either fondaparinux 7.5 mg* s.c. or a continuous dose adjusted intravenous (i.v.) infusion of UFH for at least 5 days.

In the MATISSE DVT study, conducted in 23 countries in a total of 154 centres around the world, 2,205 patients with symptomatic DVT and free of symptomatic PE were randomised. In this double blind trial, patients were randomly assigned to receive either fondaparinux 7.5 mg* s.c. once daily or body weight adjusted LMWH (enoxaparin, 1mg/kg twice daily) s.c. for at least 5 days.

Key Findings of the MATISSE studies

In the MATISSE PE trial, the incidence of symptomatic recurrent VTE over the 3 month follow-up period was 3.8 percent (42 of 1103 patients) in the fondaparinux group and 5 percent (56 of 1110 patients) in the UFH group (intention-to-treat analysis) (absolute difference 1.2%: 95% CI: -3.0% to 0.5%). The incidence of major bleeding (1.3 percent for fondaparinux versus 1.1 percent for UFH) was low and comparable in both groups. There was no difference in mortality at 3 months. The per protocol analysis of efficacy outcomes revealed an incidence of 2.9 percent in the fondaparinux group and 4.4 percent in the UFH group.

Fondaparinux given once daily in a fixed s.c. dose is at least as effective and as safe as continuous i.v. and dose adjusted UFH with even a trend for improved efficacy (the relative risk reduction of 25% (intention-to-treat analysis) was in favour of fondaparinux although this was not statistically significant).

In the MATISSE DVT trial, the incidence of symptomatic recurrent VTE was 3.9 percent (43 of 1098 patients) in the fondaparinux group and 4.1 percent (45 of 1107 patients) in the enoxaparin group (intention-to-treat analysis) (absolute difference 0.2%: 95% CI: -1.8% to 1.5%). The incidence of major bleeding (1.1 percent for fondaparinux versus 1.2 percent for enoxaparin) was low and also comparable for both groups. There was no difference in mortality at 3 months. Per protocol efficacy outcomes were 3.4 percent for the fondaparinux group versus 4.1 percent in the enoxaparin group. Fondaparinux given once daily in a fixed s.c. dose is at least as effective and as safe as dose-adjusted LMWH given s.c. twice a day.

Patients receiving fondaparinux on a partially outpatient basis accounted for more than 30 percent of patients in the MATISSE DVT study and 15 percent in the MATISSE PE study.

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* Patients less than 50 kg received 5mg once daily, patients greater than 100 kg received 10mg once daily.

The two studies demonstrate that fondaparinux used at a fixed dose of 7.5mg* once daily subcutaneously can effectively and safely treat the acute phases of both PE and DVT during and following hospitalisation.

Venous thromboembolism – A common disease comprising DVT and PE

DVT and PE represent two manifestations of the same disease known as VTE, a condition in which blood clots in the lower limbs (DVT) may travel to the lungs where they can cause a PE. VTE is the third most common cardiovascular disease after heart attack and stroke. VTE affects about two million Americans annually, at least 60,000 of whom will die of PE. VTE represents an annual cost of at least $2.9 billion in the US alone.3,4,5

The current standard initial treatment for patients with established DVT is a course of body-weight adjusted LMWH given s.c., usually twice a day, for approximately one week. For patients with PE, this initial treatment still remains i.v. dose-adjusted UFH for the same period. In both conditions, a potent antithrombotic agent with a rapid onset of action is mandatory in the acute phase, followed by 3 to 6 months of vitamin-K-antagonist therapy for secondary prevention. For methodological reasons, DVT and PE are studied separately in clinical trials but the vast majority of patients suffer from both conditions simultaneously. Currently, no single drug is available to effectively and safely treat both conditions with the same dose regimen.

The MATISSE clinical trial program was supported by a grant from Sanofi-Synthelabo and Organon.

1. Anderson FA, Jr., Wheeler HB, Goldberg RJ, et al. A population-based perspective of the hospital incidence and case-fatality rates of deep vein thrombosis and pulmonary embolism. The Worcester DVT Study. Arch Intern Med 1991;151:933-8.
2. Kniffin WD, Jr., Baron JA, Barrett J, Birkmeyer JD, Anderson FA, Jr. The epidemiology of diagnosed pulmonary embolism and deep venous thrombosis in the elderly. Arch Intern Med 1994;154:861-6.
3. Pineo G, Low-Molecular-Weight Heparins in the treatment of Venous Thromboembolism 2001 Medical Outcomes Management
4. Weinmann EE, Salzman EW. Deep vein thrombosis. N Engl J Med. 1994;331:1630-1641.
5. Landefeld CS, Ilanus P. Economic burden of venous thromboembolism. In: Prevention of Venous Thrombosis. New York, NY: Marcel Dekker; 1993:69-85.

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For further information, please contact:

Dr. H.R. Büller,
Chairman of the MATISSE Steering Committee,
Professor and Chairman of the Department of Vascular Medicine,
Academic Medical Centre,
Amsterdam, The Netherlands.

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* Patients less than 50 kg received 5mg once daily, patients greater than 100 kg received 10mg once daily.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 10, 2002

SANOFI-SYNTHELABO By: /s/ Marie-Helene Laimay Name: Marie-Helene Laimay Title: Senior Vice President and Chief Financial Officer